UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 1, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Antares Pharma, Inc.

File No. 001-32302 - CF#29614

_____

      Antares Pharma, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 12, 2012.

      Based on representations by Antares Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

              Exhibit 10.1   through April 15, 2014

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Daniel Morris
              Special Counsel